UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                               Cutter & Buck Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    232217109
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                                 March 17, 1998
-------------------------------------------------------------------------------
              (Date of event which requires filing this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Roanoke Investors' Limited Partnership - 91-1407295
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES        5    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                        -0-
     REPORTING PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                       -0-
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                       -0-
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                       -0-
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     -0-
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           -0-
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                                        PN
-------- ----------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

         (a)  Name of Issuer:  Cutter & Buck Inc.

         (b)  Address of Issuer's Principal Executive Offices:

             2701 First Avenue, Suite 500, Seattle, Washington  98121.

Item 2.

     (a) Name of Person Filing: Roanoke Investors' Limited Partnership (b) Business Address: Suite 3400 1111 Third Avenue Seattle, WA 98101

     (c) Citizenship: State of Washington limited partnership

     (d) Title of Class of Securities: Common Stock, no par value, of Cutter & Buck Inc.

     (e) CUSIP Number: 232217109
Item 3.

     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b) [ ] Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with ss. 240.13d-1(b))(ii)(G) (Note: See Item 7)

     (h) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

     (a) Aggregate Number of Shares of Common Stock of Issuer Beneficially Owned by Roanoke Investors' Limited Partnership: -0-

     (b) Percentage of Common Stock of Issuer Owned by Roanoke (based upon 5,241,048 shares of Common Stock outstanding on March 10, 1998): -0-

     (c) Sole Voting Power of Roanoke Investors' Limited Partnership: -0- Sole Dispositive Power of Roanoke Investors' Limited Partnership: -0- Shared Voting Power -0- Shared Dispositive Power: -0-

     Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]


     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.


     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.


Item 8.           Identification and classification of Members of the Group.

                  Not applicable.


Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.

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CUSIP NO. 232217109                   13G                 Page 5 of 5
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50004740.03

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




April 8, 1998.                              /s/ Frances M. Conley
                                            ------------------------------
                                            (Signature)
                                            Frances M. Conley, Principal,
                                            Roanoke Capital, Ltd., General
                                            Partner of Roanoke Investors'
                                            Limited Partnership